UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Life Quotes, Inc.

(Name of issuer)

Common Stock, par value $0.003 per share

(Title of class of securities)

749117206

(CUSIP number)

William V. Thoms

8205 South Cass Avenue

Suite 102

Darien, Illinois 60561

(630) 515-0170

with a copy to:

David J. Kaufman, Esq.

Duane Morris LLP

190 South LaSalle Street

Suite 3700

Chicago, Illinois 60603

(312) 499-6700

(Name, address and telephone number of person authorized to receive notices and communications)

June 7, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749117206	Page 2 of 7

1.	Names of reporting persons. William V. Thoms
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF; PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 516,421(1)
	8.	Shared voting power 4,495,014(1)
	9.	Sole dispositive power 516,421(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 516,421(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person IN

(1)	See Items 4, 5 and 6

CUSIP No. 749117206	Page 3 of 7

1.	Names of reporting persons. Susan E. Thoms
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF; PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 516,421(1)
	8.	Shared voting power 4,495,014(1)
	9.	Sole dispositive power 516,421(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 516,421(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person IN

(1)	See Items 4, 5 and 6

CUSIP No. 749117206	Page 4 of 7

This Amendment No. 3 (this “Amendment” amends the Schedule 13(D) (the “Original 13D”) filed with the Securities and Exchange Commission on March 18, 2004, as amended on May 13, 2004 and August 18, 2004. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.003 per share (the “Common Stock”) of Life Quotes, Inc., formerly known as Insure.com, Inc. and Quotesmith.com, Inc., a Delaware corporation (“Life Quotes”). References herein to “Quotesmith” shall mean “Life Quotes.” The principal executive offices of Life Quotes are located at 8205 South Cass Avenue, Suite 102, Darien, IL 60561.

ITEM 2. IDENTITY AND BACKGROUND

The first paragraph of Item 2 is hereby amended and restated as follows:

This Statement is filed by William V. Thoms (“Thoms”) and Susan E. Thoms (“Mrs. Thoms”) as tenants in common who own 516,426 shares of Common Stock (the “Shares”) (each, a “Holder” and collectively, the “Holders”).

The second paragraph of Item 2 is hereby amended and restated as follows:

The principal business of Thoms is serving as Executive Vice President and Chief Operating Officer of Life Quotes. Mrs. Thoms is a homemaker. The principal business and principal office for each Holder is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Each of Thoms and Mrs. Thoms are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

The Holders acquired the Shares upon the formation of Life Quotes. As such, the Holders acquired the Shares for investment purposes. Consistent with such purpose and in Thom’s capacity as an officer and director he has had, and will have in the future, in the ordinary course of his business, discussions with the management of Life Quotes and may make suggestions concerning Life Quotes’ operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as he may deem relevant to his investment in Life Quotes.

On August 16, 2004, Zions Bancorporation (“Zions”) purchased 2,363,636 shares of Common Stock from Life Quotes pursuant to that certain Stock Purchase Agreement, dated as of March 1, 2004 (the “Stock Purchase Agreement”), as amended on May 7, 2004, by and between Life Quotes and Zions, representing approximately 32.3% of the issued and outstanding shares of Common Stock at that time. In addition, pursuant to the terms and conditions set forth in the Investor Rights Agreement described in Item 6 below, so long as Zions holds at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of (1) Life Quotes, (2) Robert S. Bland, President, Chief Executive Officer and a Director of Life Quotes (“Bland”), (3) Maureen A. Bland, Bland’s spouse (“Mrs. Bland”), (4) Southcote Partners, L.P., a Delaware limited partnership whose sole general partners are Bland and Mrs. Bland (“Southcote” and, together with Bland, Mrs. Bland and LQA (as defined below), the “Bland Parties”), (5) Thoms, (6) Mrs. Thoms and (7) Zions have agreed that (a) the number of Directors on the Board of Directors of Life Quotes shall be fixed at 7 and (b) Zions shall be entitled to nominate or appoint one director to the Board of Directors of Life Quotes (the “Zions Director”).

The following disclosure is based exclusively on information contained in the third party Offer to Purchase and related Letter of Transmittal (each as defined below). On June 10, 2010, Life Quotes Acquisition, Inc., an Illinois corporation wholly owned by Bland (“LQA”) that owns 2,131,378 shares of Common Stock assigned to it by Bland, Mrs. Bland and Southcote, made a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Common Stock of Life Quotes not

CUSIP No. 749117206	Page 5 of 7

owned by LQA at a price of $4.00 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offer is conditioned upon, among other things, (i) the non-waivable condition that there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute a majority of the outstanding shares of Common Stock not owned by the Bland parties, the Holders and Zions immediately prior to the expiration of the Tender Offer, (ii) the waivable condition that together with the shares held by the Bland Parties there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute at least 90% of the outstanding shares, and (iii) execution of the promissory note in the approximate amount of $19 million from Life Quotes to LQA (the “Promissory Note”).

The purpose of the Tender Offer is to acquire as many of the publicly-held shares of Common Stock as possible as a first step in acquiring the entire equity interest in Life Quotes. If after the consummation of the Tender Offer LQA owns at least 90% of the outstanding shares, LQA will cause Life Quotes to consummate a short-form merger. Under Delaware law, LQA would be able to effect a “short-form” merger without a vote of, or prior notice to, Life Quotes’ Board of Directors or Life Quotes’ stockholders. In the short-form merger, all remaining stockholders other than LQA would receive the same price per share as was paid in the Tender Offer, without interest, and Life Quotes will merge with LQA with Life Quotes being the surviving corporation. The primary purpose of the Tender Offer is to permit Life Quotes to deregister its shares of Common Stock under the Exchange Act and thereby become a non-SEC reporting company. The Tender Offer is being made at this time in an attempt to reduce the number of record holders of the shares of Common Stock to less than 300 in order to permit deregistration of the shares of Common Stock and make Life Quotes a non-SEC reporting company.

All descriptions of the Tender Offer herein are qualified in their entirety by the full text of the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 516,421 shares of Common Stock pursuant to Rude 13d-3 of the Act, representing approximately 7.6% of the issued and outstanding Common Stock.

The information in this Amendment with respect to Zions and the Bland Parties is based solely on information provided by Life Quotes to the Holders. As of the date of this Amendment, each of Bland, Mrs. Bland, Southcote and LQA is the beneficial owner of 2,131,378 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 31.4% of the issued and outstanding Common Stock.

As of the date of this Amendment, Zions is the beneficial owner of 2,363,636 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 33.6% of the issued and outstanding Common Stock.

Because each of the Holders and the Bland Parties (except LQA) have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Life Quotes, and any shares of capital stock of Life Quotes for which they have voting rights, to elect the Zions Director, the Holders and the Bland Parties may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act.

Each of the Holders has entered into a “Share Tender Agreement” with LQA and Zions whereby the Holders and Zions have agreed to tender all of their respective shares of Common Stock in the Tender Offer. The Share Tender Agreement is attached hereto as Exhibit 3. The Holders, the Bland Parties and Zions may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, and the beneficial owners of approximately 73% of the issued and outstanding Common Stock.

(b) The Holders have the sole power to vote and dispose or direct the vote or disposition of all of the Shares. Each of Thoms and Mrs. Thoms disclaims beneficial ownership of any shares of Common Stock or other securities beneficial owned by any of the Bland Parties or Zions, and the filing of this Statement and the information contained herein shall not be construed as an admission that any of Thoms or Mrs. Thoms is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock or other securities.

Each of the Bland Parties and Zions has the sole power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a). In addition, (i) because each of Thoms and Mrs. Thoms have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Life Quotes, and any shares of

CUSIP No. 749117206	Page 6 of 7

capital stock of Life Quotes for which they have voting rights, to elect the Zions Director, Thoms and Mrs. Thoms may be deemed to have the shared power to vote or direct the voting of the 4,495,014 shares of Common Stock beneficially owned by the Bland Parties and Zions in the aggregate, and (ii) because the Thoms Parties have entered into a Share Tender Agreement with LQA and Zions whereby the Thoms Parties and Zions have agreed to tender all of their respective shares of Common Stock in the Tender Offer, the Thoms Parties may be deemed to have shared power to vote or direct the voting of the 4,495,014 shares of Common Stock beneficially owned by LQA and Zions in the aggregate.

Each of the Bland Parties’ business address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Bland is the President, Chief Executive Officer and a Director of Life Quotes. Mrs. Bland is a homemaker. Each of Bland of Mrs. Bland are U.S. Citizens. Southcote is a Delaware limited partnership whose sole general partners are Bland and Mrs. Bland. LQA is an Illinois corporation wholly owned by Bland.

Zions’ business address is 11 South Main Street, Suite 113, Salt Lake City, Utah 84111.

During the past five years, to the knowledge of the Holders, no directors nor executive officers of Zions have, nor has any of the Bland Parties, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Holders, each of those individuals is a citizen of the United States.

(c) Except as described above and in any statement, no Holder has, and to the knowledge of the Holders, neither Zions nor any of the Bland Parties has, effected any transactions in the securities of Life Quotes during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Share Tender Agreement.

On June 4 and 7, 2010 LQA and each of Zions and the Holders respectively entered into a Share Tender Agreement whereby LQA agreed to commence the Tender Offer and Zions and the Holders agreed to tender into the Tender Offer all of their owned shares of Common Stock of Life Quotes.

Investor Rights Agreement Amendment.

One June 4, 2010, Life Quotes, Bland, Thoms and Zions entered into an amendment to the Investor Rights Agreement whereby Zions waived (i) its Tag Along Rights to proportionally participate in the sale or transfer of Common Stock owned by Bland and Thoms in the Tender Offer and (ii) its Right of First Refusal to purchase any or all Common Stock owned by Bland and Thoms tendered for sale into the Tender Offer. The amendment to the Investor Rights Agreement is attached hereto as Exhibit 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Offer to Purchase, dated June 10, 2010
Exhibit 2.	Letter of Transmittal
Exhibit 3.	Share Tender Agreement between Thoms Parties and LQA, dated June 7, 2010
Exhibit 4.	Amendment to Investor Rights Agreement, dated June 4, 2010

CUSIP No. 749117206	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ WILLIAM V. THOMS
William V. Thoms

/s/ SUSAN E. THOMS
Susan E. Thoms

Dated June 23, 2010

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)